Exhibit 99.14

VISHAY INTERTECHNOLOGY, INC.

63 Lincoln Highway

Malvern, PA 19355-2150

April 25, 2004

To the Stockholders of Siliconix incorporated:

On April 12, 2005, Vishay Intertechnology, Inc, through its subsidiary Vishay TEMIC Semiconductor Acquisition Holdings Corp, commenced an offer to exchange shares of Vishay common stock for the outstanding shares of common stock of Siliconix incorporated that Vishay does not already own.  In connection with the offer, we distributed to Siliconix stockholders a prospectus and a letter of transmittal.

On April 21, 2005, Vishay announced that it had increased the exchange ratio in the offer to 3.075 shares of Vishay common stock for each share of Siliconix common stock validly tendered in the offer, from the previously announced ratio of 2.90.  Even if you have already tendered your Siliconix shares, you will receive Vishay shares in accordance with the increased exchange ratio.  With the one exception noted below regarding restricted Siliconix common stock, the other terms of the offer remain the same.  The offer will expire at 5:00 p.m., on Thursday, May 12, 2005, unless it is extended.

Today, Vishay and Vishay TEMIC filed amended offering materials with the Securities and Exchange Commission.  These amended materials reflect the increase in the exchange ratio and certain other revisions to the disclosures that we have provided with respect to the offer.  The materials include an amended letter of transmittal, but you may use the original letter of transmittal if you wish to tender your shares.  If you do so, we will regard you as having delivered your shares using the amended letter of transmittal.

Investors can get the amended materials, and other documents filed with respect to the offer, without charge, from the web site of the SEC at www.sec.gov.  Investors may also  obtain the amended materials and all other exchange offer documents from MacKenzie Partners, Inc., the information agent for the offer, 105 Madison Avenue, New York, New York  10016, (212) 929-5500 or (800) 322-2885.

Note to Holders of Restricted Siliconix Shares.  As noted in the prospectus, holders of shares of restricted Siliconix common stock are required, under provisions applicable to these shares, to deliver to Siliconix payment of $1.02 for each share exchanged for shares of Vishay common stock in the offer or subsequent short-form merger.  Contrary to what is stated in the original offer materials, all holders who tender restricted Siliconix common stock in the offer will receive the same number of Vishay shares as holders who tender unrestricted shares, and will be required to remit a cash payment to Siliconix in the amount of $1.02 for each share accepted for exchange.  Holders of restricted Siliconix common stock will not have the option of electing to receive a lesser number of Vishay shares in lieu of making payment to Siliconix.

Should you have questions regarding this letter or any other aspect of the exchange offer, please direct them to the information agent, MacKenzie Partners, at the address and telephone number indicated above.

Very truly yours,

VISHAY INTERTECHNOLOGY, INC.